Exhibit 7(e)

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

January 3, 2014

BY HAND-DELIVERY AND E-MAIL

Board of Directors

Sirius XM Holdings Inc.

1221 Avenue of the Americas, 36th Floor

New York, NY 10020

Dear Members of the Board:

Liberty Media Corporation (“Liberty”) is pleased to propose a business combination with Sirius XM Holdings Inc. (“Sirius” or the “Company”) pursuant to which Sirius’ shareholders, other than Liberty and its subsidiaries, would become direct shareholders of Liberty in a tax-free transaction (the “Proposed Transaction”).  We anticipate that the Proposed Transaction would take the form of a stock-for-stock merger in which the holders of shares of Sirius common stock (“Sirius Common Stock”), other than Liberty and its subsidiaries, would exchange their existing shares of Sirius Common Stock for shares of Liberty Series C non-voting common stock (“Liberty Series C Common Stock”), at a pro forma exchange ratio of 0.0760 of a share of Liberty Series C Common Stock for each share of Sirius Common Stock (which exchange ratio reflects the contemplated dividend of Liberty Series C Common Stock described below and is equivalent to an exchange ratio of 0.0253 relative to the status quo shares of Liberty Series A common stock).  In parallel with the submission of this proposal, Liberty will announce its intention to distribute shares of Liberty Series C Common Stock to its shareholders by way of a 2:1 dividend to be effected immediately prior to the closing of the Proposed Transaction.  The Proposed Transaction and contemporaneous distribution of the Series C Common Stock dividend will result in Sirius’ shareholders, other than Liberty and its subsidiaries, owning approximately 39% of Liberty’s outstanding shares of common stock on a pro forma basis.

We believe the unification of the shareholder bases of Liberty and Sirius will produce significant benefits and future opportunities for all shareholders of the combined company, including:

•                  Continued and significant participation in Sirius’ future prospects plus significant participation in Liberty’s broader portfolio of businesses, assets and investment opportunities.

•                  Potential uplift in the valuation of a combined Liberty and Sirius as the result of:

•                  Eliminating any perceived ambiguity regarding the nature of Liberty’s and Sirius’ long-term relationship;

•                  Further alignment and focus of management at all levels on maximizing the overall value of Liberty/Sirius’ combined portfolio of businesses, assets and investment opportunities;

•                  The combined company being better able to optimize its consolidated capital structure;

•                  Greater scale and better coordination in the deployment of capital to pursue both organic and strategic investment opportunities, including greater flexibility to use equity capital shares of the combined company when and if appropriate; and

•                  The combined company having greater flexibility to maximize returns to shareholders.

•                  Enhanced stock market liquidity for Sirius’ existing public shareholders, who will become significant shareholders of an enlarged Liberty that will have a pro forma equity market capitalization of approximately $27 billion based on the closing prices of Liberty’s shares of Series A common stock and Series B common stock and Sirius Common Stock on Friday, January 3, 2014.

We believe the Proposed Transaction represents a sensible capital markets-related rationalization whereby Sirius’ public shareholders will be moving from a position of holding a non-controlling economic stake at a subsidiary level to a similar non-controlling economic position in Liberty at the parent company level.  The Proposed Transaction involves neither a change-of-control of Sirius nor a squeeze-out of the continuing equity interests of Sirius’ public shareholders.

The Proposed Transaction would be subject to the approval by the Company’s Board of Directors and the negotiation and execution of mutually acceptable definitive transaction documents.  It is our expectation that Sirius’ Board of Directors will appoint a special committee of independent directors to consider our proposal and make a recommendation to the Company’s Board of Directors.  We will not move forward with the Proposed Transaction unless it is approved by such a special committee.  In addition, the Proposed Transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of Sirius Common Stock not owned by Liberty or its affiliates and, under applicable Nasdaq Stock Market requirements, the approval by the Liberty shareholders of the issuance of the Series C Common Stock in the Proposed Transaction.  To the best of our knowledge, the Proposed Transaction will not be subject to any requirement to secure any consent from any lender or other third party, nor will it be subject to the requirement to secure any significant regulatory approvals.  In addition, the Proposed Transaction is not subject to any financing condition or contingency.  Finally, given Liberty’s existing controlling stake in and history with the Company, we will need to perform only limited due diligence.

As you are aware, Liberty owns approximately 53% of the outstanding shares of Sirius Common Stock.  In considering this proposal, you should be aware that, in our capacity as a shareholder of the Company, we are interested only in a transaction that achieves the results outlined above in respect of the shares of Sirius Common Stock not already owned by us and, as such, we have no interest in selling any shares of Sirius Common Stock owned by us.  We would not expect, in our capacity as a shareholder of Sirius, to vote in favor of any alternative sale, merger or other extraordinary corporate transaction involving the Company.  We note that neither the failure of the special committee to recommend a transaction nor Sirius’ public shareholders’ failure to approve a transaction would adversely affect our on-going relationship with the Company.  We intend to remain as a long-term shareholder under such circumstances.

With respect to the Share Repurchase Agreement, dated October 9, 2013, between Liberty and the Company, as amended by the letter agreement, dated November 13, 2013, we also propose to defer the Company’s obligation to make any additional repurchases under such agreement pending the completion of our negotiations relating to the Proposed Transaction.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner at any time.  No legal obligation with respect to the Proposed Transaction or any other transaction shall arise unless and until execution of mutually acceptable definitive documentation between Liberty and the Company.

In accordance with its legal obligations, Liberty promptly will file an amendment to its Schedule 13D, including a copy of this proposal and any related documents.  We believe it is appropriate, as well, for us to issue a press release regarding our proposal concurrently with the delivery of this letter to you.  A copy of our press release is attached for your information.

In connection with this proposal, we have engaged Guggenheim Securities, LLC as our financial advisor and Baker Botts L.L.P. as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist in its review of our proposal.  We and our advisors look forward to working with the special committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction.  We are available at your convenience to discuss any aspects of our proposal and this important transaction.

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Should you have any comments or questions regarding our proposal or otherwise, please do not hesitate to contact me.

Sincerely,

/s/ Gregory B. Maffei
Gregory B. Maffei
President and Chief Executive Officer

cc:	James E. Meyer, Chief Executive Officer,
Sirius XM Holdings Inc.
Patrick L. Donnelly, Executive Vice President, General Counsel and Secretary,
Sirius XM Holdings Inc.